March 24, 2009

William D. Green
Chief Executive Officer and Chairman of the Board
Accenture Limited
22 Victoria Street
Hamilton H12 Bermuda

> **Re:** **Accenture Limited**
> **Form 10-K for the Fiscal Year Ended August 31, 2008**
> **Filed October 20, 2008**
> **File No. 1-16565**
> **Response Letters Dated February 13, 2009 and March 13, 2009**

Dear Mr. Green:

We refer you to our comment letters dated January 15, 2009 and February 20, 2009 regarding business contacts with Iran, Sudan, and Syria. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Barbara Jacobs
        Assistant Director
        Division of Corporation Finance